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                               June 3, 2021

       Shalabh Gupta, M.D.
       Chief Executive Officer, President and Chairman
       Unicycive Therapeutics, Inc.
       5150 El Camino Real, Suite A-32
       Los Altos, CA 94022

                                                        Re: Unicycive
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-256367

       Dear Dr. Gupta:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 21, 2021

       Exclusive Forum, page 86

   1. We note that the choice of forum provision in your restated certificate to be effective upon the completion of the
offering identifies the Court of Chancery of the State of Delaware as the exclusive forum for
certain litigation, including any "derivative action." We further note your disclosure on
pages 33 and 86 of your prospectus stating that the such provision will not apply to suits
brought to enforce a duty or liability created by the Securities Act or the Exchange Act.
Please either (i) amend the provision in your restated certificate to clearly state that the
provision does not apply to federal securities law claims or applies only to state law
claims, as applicable, or (ii) provide reasonable assurance that you will make future investors
aware of the provision   s limited applicability, for example by
                                                        including such
disclosure in your future Exchange Act reports.
 Shalabh Gupta, M.D.
Unicycive Therapeutics, Inc.
June 3, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameShalabh Gupta, M.D.
                                                           Division of
Corporation Finance
Comapany NameUnicycive Therapeutics, Inc.
                                                           Office of Life
Sciences
June 3, 2021 Page 2
cc:       Jeffrey Fessler, Esq.
FirstName LastName